NEWS RELEASE

Augusta Closes Red Kite Loan Facility Increase

Toronto, Ontario, December 16, 2013 – Augusta Resource Corporation (TSX/NYSE MKT: AZC) (“Augusta” or “Company”) announces that further to its news release of November 20, 2013, it has closed the loan facility for US$26.6 million (the “Expanded Loan”) with RK Mine Finance Trust I and has drawn down the first tranche.

In connection with the Expanded Loan, Augusta paid an arrangement fee of US$1,120,000 and issued a total of 3.3 million common share purchase warrants (“Warrants”) to Red Kite with an exercise price of US$2.12 per share, subject to amendment if certain conditions are not met. The Warrants expire on December 12, 2016.

ABOUT RK MINE FINANCE

RK Mine Finance provides mining companies with project financing and metal off-take agreements for initiation or expansion of mine production and is part of the Red Kite Group. The Red Kite Group operates across the global metals industry from offices in Bermuda, Hong Kong, London, New York, Shanghai and Sydney. Investors in Red Kite funds include college endowments, foundations, family offices, pensions and other institutional investors. Further information on RK Mine Finance can be found at www.rkminefinance.com.

ABOUT AUGUSTA

Augusta is a base metals company focused on advancing the Rosemont Copper deposit near Tucson, Arizona. Rosemont hosts a large copper/molybdenum reserve that would account for about 10% of US copper output once in production (for details refer to www.augustaresource.com). The exceptional experience and strength of Augusta’s management team, combined with the developed infrastructure and robust economics of the Rosemont project, propels Augusta to becoming a solid mid-tier copper producer. The Company trades on the Toronto Stock Exchange and the NYSE MKT under the symbol AZC.

Contact Information
Augusta Resource Corporation
Letitia Cornacchia, Vice President,
Investor Relations and Corporate
Communications
Tel: (416) 860 6310
Email: lcornacchia@augustaresource.com

181 Bay Street, 2nd Floor
Heritage Building
Toronto, ON M5J 2T3
T: (416) 860:6310
E: info@augustaresource.com

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING INFORMATION

Certain of the statements made and information contained herein may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws. Such forward-looking statements and forward-looking information include, but are not limited to statements concerning: expectations surrounding, short term financing, future project financings or refinancing; the Company’s plans at the Rosemont Project including timing for final permits and construction; estimated production; and capital and operating and cash flow estimates. Forward-looking statements or information include statements regarding the expectations and beliefs of management. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: history of losses; requirements for additional capital; dilution; loss of its material properties; interest rates increase; global economy; no history of production; speculative nature of exploration activities; periodic interruptions to exploration, development and mining activities; environmental hazards and liability; industrial accidents; failure of processing and mining equipment; labour disputes; supply problems; commodity price fluctuations; uncertainty of production and cost estimates; the interpretation of drill results and the estimation of mineral resources and reserves; legal and regulatory proceedings and community actions; title matters; regulatory restrictions; permitting and licensing; volatility of the market price of Common Shares; insurance; competition; hedging activities; currency fluctuations; loss of key employees; as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form dated March 25, 2013. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. The Company disclaims any intent or obligation to update forward-looking statements or information except as required by law, and you are referred to the full discussion of the Company’s business contained in the

Company’s reports filed with the securities regulatory authorities in Canada and the United States.

181 Bay Street, 2nd Floor
Heritage Building
Toronto, ON M5J 2T3
T: (416) 860:6310
E: info@augustaresource.com